U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                   FORM 10-SB




                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934



                              PERFECTION PLUS, INC.
                             -----------------------
                 (Name of Small Business Issuer in its charter)


                NEVADA                                      88-0429314
   -------------------------------                      -------------------
   (State or other jurisdiction of                        (I.R.S. Employer
   incorporation or organization)                        Identification No.)


                       16133 VENTURA BOULEVARD, SUITE 635
                            ENCINO, CALIFORNIA 91436
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)

                    Issuer's telephone number: (818) 981-1796



     Securities to be registered pursuant to Section 12(b) of the Act: none


        Securities to be registered pursuant to Section 12(g) of the Act:

                           COMMON STOCK, No par value
                          ----------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----
PART I

Item 1.   Description of Business  . . . . . . . . . . . . . . . . .     3

Item 2.   Plan of Operation  . . . . . . . . . . . . . . . . . . . .     9

Item 3.   Description of Property. . . . . . . . . . . . . . . . . .    15

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management . . . . . . . . . . . .    15

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . . .    16

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . .    18

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . . . . . .    19

Item 8.   Description of Securities. . . . . . . . . . . . . . . . .    19

PART II

Item 1.   Market Price for Common Equities and Related
            Stockholder Matters . . . . . . . .. . . . . . . . . . .    20

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . .    22

Item 3.   Changes in and Disagreements with Accountants. . . . . . .    22

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . .    22

Item 5.   Indemnification of Directors and Officers. . . . . . . . .    24

PART F/S  Financial Statements. . . . . . . . . . . . . . . . . . . .   25


PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . .    27

          Signatures . . . . . . . . . . . . . . . . . . . . . . . .    27

                                     PART I


Item 1. Description of Business

                Perfection Plus, Inc. (the "Company") was incorporated on June 22, 1999, under the laws of the State of Nevada to engage in any lawful corporate activity, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholder, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose described below under "Item 2 - Plan of Operation." The proposed business activities described herein may classify the Company as a "blank check" company.

                  Alan Schram is the sole shareholder of the Company and on June 22, 1999 was issued pursuant to Rule 506 of Reulgation D of the General Rules and Regulations of the Securities and Exchange Commission 1,150 shares of common stock for an aggregate purchase price of $1,150. The purchase price of common stock of the Company acquired by Mr. Schram was $1.00 per share, was negotiated between affiliated parties, and does not necessarily represent the price at which the Company would offer its securities to others or the price others would pay for such securities.

                  Alan Schram is the sole officer and director of the Company. The Company has no employees nor are there any other persons than Mr. Schram who devote any of their time to its affairs. All references herein to management of the Company are to Mr. Schram. The inability at any time of Mr. Schram to devote sufficient attention to the Company could have a material adverse impact on its operations.

                The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

                In addition, the Company is filing this registration statement to enhance investor protection and to provide information if a trading market commences. On December 11, 1997, the National Association of Securities Dealers, Inc. (NASD) announced that its Board of Governors had approved a series of proposed changes for the Over The Counter ("OTC") Bulletin Board and the OTC market. The principal changes, which were approved by the Securities and Exchange Commission on January 4, 1999, allow only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board. The rule provides for a phase-in period for those securities already quoted on the OTC Bulletin Board.

Risk Factors

        The Company's business is subject to numerous risk factors, including the following:

     1. Lack of History.

                The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     2. The Company's Proposed Operation is Speculative.

                The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     3. Scarcity of and Competition for Business Opportunities and Combinations.

                The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     4. The Company has No Agreement for a Business Combination or Other Transaction - No Standards for Business Combination.

                The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     5. Continued Management Control, Limited Time Availability.

                While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its sole officer or director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of this individual would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     6. There May Be Conflicts of Interest. The sole officer and director of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company.

                Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's sole officer or director is involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serves as officer, director or partner.

     7. Reporting Requirements May Delay or Preclude Acquisitions.

             Sections 13 and 5(d) of the Securities Exchange Act of 1934 (the "1934 Act") require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     8. Lack of Market Research or Marketing Organization.

                The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

      9. Lack of Diversification.

                  The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     10. Regulation.

                Although the Company will be subject to regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     11. Probable Change in Control and Management.

                A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by him, or resign as a member of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of the sole present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     12. Reduction of Percentage Share Ownership Following Business Combination.

                The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     13. Disadvantages of Blank Check Offering.

                The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     14. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake.

                Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     15. Requirement of Audited Financial Statements May Disqualify Business Opportunities.

                Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

     16. Dilution.

                Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then sole shareholder.

     17. No Trading Market.

                There is no trading market for the Company's common stock at present, and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such market does develop, that it will continue. The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board or published in print and electronic media, or either, in the National Quotation Bureau LLC "Pink Sheet."

     18. Required Year 2000 Compliance.

                A business combination will, in all likelihood, result in the Company disclosing additional Year 2000 matters. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

     19. Disclosure by Public Companies Regarding the Year 2000 Issue.

             The  business   combination   will  require   specific   Year  2000
disclosures. Management of the Company believes that any potential business opportunity may require a disclosure that many companies must undertake major projects to address the Year 2000 issue. The disclosure of the potential costs and uncertainties will depend on a number of factors, including its software and hardware and the nature of its industry. Companies also must coordinate with other entities with which they electronically interact, both domestically and globally, including suppliers, customers, creditors, borrowers, and financial service organizations. If the Company does not successfully address its Year 2000 issues, the Company may face material adverse consequences. The Company will be required to review, on an ongoing basis, whether it needs to disclose anticipated costs, problems and uncertainties associates with Year 2000 consequences, particularly in their filings with the Securities and Exchange Commission. The Company may have to disclose this information in the Securities and Exchange Commission filings because (i) the form or report may require the disclosure, or (ii) in addition to the information that the Company is specifically required to disclose, the disclosure rules require disclosure of any additional material information necessary to make the required disclosure not misleading.

                If the Company determines that it should make a Year 2000 disclosure, applicable rules or regulations must be followed. If the Company has not made an assessment of its Year 2000 issues or has not determined whether it has material Year 2000 issues, a disclosure of this known uncertainty is required. In addition, the Securities and Exchange Commission staff believes that the determination as to whether the Company's Year 2000 issues should be disclosed should be based on whether the Year 2000 issues are material to the Company's business, operations, or financial condition, without regard to related countervailing circumstances (such as Year 2000 remediation programs or contingency plans). If the Year 2000 issues are determined to be material, without regard to countervailing circumstances, the nature and potential impact of the Year 2000 issues as well as the countervailing circumstances will be required. As part of this disclosure, the following topics will be addressed:

        o the Company's general plans to address the Year 2000 issues relating to its business, its operations (including operating systems) and, if material, its relationships with customers, suppliers, and other constituents; and its timetable for carrying out those plans; and

        o the total dollar amount that the Company estimates will be spent to remediate its year 2000 issues, if such amount is expected to be material to the Company's business, operations or financial condition, and any material impact these expenditures are expected to have on the Company's results of operations, liquidity and capital resources.


Item 2. Plan of Operation

                The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's sole officer and director, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

The Company has no full time or part-time employees.

                The sole officer and director anticipates devoting more than ten (10%) percent of his time to Company activities. The Company's sole officer has agreed to allocate a portion of said time to the activities of the Company, without compensation. This officer anticipates that the business plan of the Company can be implemented by him devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by this officer. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

General Business Plan

                The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the advantages of an Issuer who has complied with the 1934 Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

                The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

                The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the benefits of an Issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

                The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in an Issuer who has complied with the 1934 Act without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The 1934 Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 1934 Act. Nevertheless, the sole officer and director of the Company has not conducted market research and is not aware of statistical data which would support the benefits of a merger or acquisition transaction for the owners of a business opportunity.

                The Company has made no determination as to whether or not it will file periodic reports in the event its obligation to file such reports is suspended under the 1934 Act. Alan Schram, the sole officer and director of the Company, has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act reporting requirements, provided that he is an officer and director of the Company when the obligation is incurred.

                The analysis of new business opportunities will be undertaken by, or under the supervision of, the sole officer and director of the Company, who is not a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's sole officer and director, or by the Company's sole shareholder. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. The sole Officer and director of the Company expect to meet personally with management and key personnel of the business opportunity as part of his investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

                Management of the Company, while not especially experienced in matters relating to the new business of the Company, will rely upon his own efforts in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee by such party will need to be paid by the prospective merger acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

                The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

                It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with his personal funds, as interest free loans to the Company or as capital contributions. However, if loans, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

                The  Company   has  no  plans,   proposals,   arrangements,   or
understanding with respect to the sale or issuance of additional securities prior to the location of an acquisition or merger candidate.

Acquisition Opportunities

                In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and sole shareholder of the Company will no longer be in control of the Company. In addition, the Company's sole director may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's sole shareholder or may sell his stock in the Company. Any terms of sale of the shares presently held by the sole officer and/or director of the Company will be also afforded to all other prospective shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

                It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

                While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the sole shareholder of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholder.

                As part of the Company's investigation, the sole officer and director of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

                With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's sole shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

                The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

                As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Competition

                The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Investment Company Act of 1940

                Although the Company will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 under Regulation 3a-2 thereto.

Lock-Up Agreement

                The lone officer and director of the Company has executed and delivered a "lock-up" letter agreement affirming that he shall not sell his respective shares of the Company's common stock until such time as the Company has entered into a merger or acquisition agreement, or the Company is no longer classified as a "blank check" company, whichever first occurs.


Item 3. Description of Property

                The Company has no properties and at this time has no agreements to acquire any properties.

                The Company presently occupies office space supplied by its shareholder at 16133 Ventura Boulevard, Suite 635, Encino, California 91436. This space is provided to the Company on a rent-free basis, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this arrangement will meet the Company's needs for the foreseeable future.


Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners.

     The following table sets forth the security and beneficial ownership for each class of equity securities of the Company beneficially owned by the sole director and officer of the Company.

                 Name and                          Amount and
                Address of                         Nature of
Title of        Beneficial                         Beneficial       Percent
Class             Owner                               Owner         of Class (1)
---------       ----------                         -----------      ---------
Common          Alan Schram                           1,150           100.0
                16133 Ventura Boulevard, Ste 635
                Encino, California  91436

Common          All Officers and                      1,150           100.0
                Directors as a Group
                (one [1] individual)

     (b) Security Ownership of Management.

                Name and                          Amount and
                Address of                         Nature of
Title of        Beneficial                         Beneficial       Percent
Class             Owner                               Owner         of Class (1)
---------       ----------                         -----------      ---------
Common          Alan Schram                           1,150           100.0
                16133 Ventura Boulevard, Ste 635
                Encino, California  91436

Common          All Officers and                      1,150           100.0
                Directors as a Group
                (one [1] individuals)

(1) Percent of class is based on 1,150 shares of Common Stock outstanding as of February 7, 2000. The total of the Company's outstanding Common Shares are held by 1 person.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

                The directors and officers of the Company are as follows:

      Name                         Age           Position
      ----                         ---           --------
      Alan Schram                  29            President/Secretary/Director


                The above listed officer and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successor has been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. The sole Officer of the Company serve at the will of the Board of Directors. There are no agreements or understandings for the officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of the Company.

Resumes

Alan Schram
-----------
Mr. Schram has been the sole shareholder and has been the President and a director of the Company since inception in 1999. Mr. Schram is an investment consultant and advises private clients on investment matters. Mr. Schram is a graduate of the University of California in Los Angeles.

Previous Blank Check Companies - Current
Blank Check Companies

                The sole officer and director of the Company has not been an officer and director in any other blank check offerings. The sole officer and director, however, anticipates becoming involved with additional blank check companies who may file registration statements under the Securities Act of 1933, as amended, and the 1934 Act, or either. In addition, the sole officer and director of the Company may become involved in additional blank check companies which may request a broker-dealer to request clearance from the NASD Regulation, Inc. for trading clearance in the applicable quotation medium.

Conflicts of Interest

                The Company's management is associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in his acting as officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

                The lone officer and director of the Company is now and may in the future become a shareholder, officer or director of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individual acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individual in the performance of his duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

             The lone officer and director is, so long as he is an officer or director of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the sole officer and director is affiliated with both desire to take advantage of an opportunity, then said officer and director would abstain from negotiating and voting upon the opportunity. However, the sole director may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Item 6. Executive Compensation.

                The Company's sole officer and/or director did not receive any compensation for his respective services rendered unto the Company, nor has he received such compensation in the past. He has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, the director is accruing any compensation pursuant to any agreement with the Company.

                It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain the Company's sole management member for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such person. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to the sole member of management will not be a consideration in the Company's decision to undertake any proposed transaction. The sole member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

                It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

                No  retirement,   pension,   profit  sharing,  stock  option  or
insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


Item 7. Certain Relationships and Related Transactions.

                There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

                Alan Schram has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act provided that he is an officer and director of the Company when the obligation is incurred. All advances will be interest-free.


Item 8. Description of Securities.

                The Company's authorized capital stock consists of 25,000 shares of Common Stock, no par value. There are 1,150 Common Shares issued and outstanding as of the date of this filing.

Common Stock
------------
                All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

                                     PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

                There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board Systems or published, in print and electronic media, or either, in the National Quotation Bureau LLC "Pink Sheets."

     (a) Market Price. The Company's Common Stock is not quoted at the present time.

                The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                For the initial listing in the NASDAQ Small Cap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

                For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

                Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) Holders.

                There is one (1) holder of the Company's Common Stock. In 1999, the Company issued 1,150 of its Common Shares for cash. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

                As of the date of this report, none of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. The sole officer and director of the Company has executed and delivered to the Company a "lock-up" letter affirming that he shall not sell his respective shares of the Company's Common Stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company.

                As of the date of this registration statement, none of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     (c) Dividends.

                The Company has not paid any dividends to date, and has no plans to do so in the immediate future.


Item 2. Legal Proceedings.

                There is no litigation pending or threatened by or against the Company.


Item 3. Changes in and Disagreements With Accountants on Accounting and
           Financial Disclosure.

                The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.


Item 4. Recent Sales of Unregistered Securities.

     (a) Securities sold.

                The Company has sold and issued its securities during the three year period preceding the date of this registration statement. All of the shares of Common Stock of the Company were sold and issued on June 22, 1999 and have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

             In  summary,  Rule 144  applies  to  affiliates  (that is,  control persons)  and  non-affiliates  when they  resell  restricted  securities  (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Non-affiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

                (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

                (2) When restricted securities are sold, generally there must be a one-year holding period.

                (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

                (4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

                (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

                (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

     (b) Underwriters and other purchasers.

                There were no underwriters in connection with the sale and issuance of any securities.

                The sole shareholder has had a pre-existing personal or business relationship with the Company or its officer and director. By reason of his business experience, he has been involved financially and by virtue of a time commitment in business projects with the officer of the Company. Further, the sole shareholder has established a pre-existing personal relationship with the officer and director of the Company. The following is the name of the shareholder and the number of shares purchased by him.

        Name                                       Number of Shares
        ----                                       ----------------
        Alan Schram                                 1,150


     (c) Consideration.

                Each of the shares of stock were sold for cash. Each shareholder paid $1.00 per share for the shares, the Company sold and issued 1,150 shares, and the aggregate consideration received by the Company was $1,150.00.

     (d) Exemption from Registration Relied Upon.

                The sale and issuance of the shares of stock was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. The sole shareholder had acquired the shares for investment and not with a view for distribution to the public. From the date of the issuance to the date of this report, there were no transfers of the stock sold and issued.

Item 5. Indemnification of Directors and Officers.

                Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

                Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

     The Company's balance sheets as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the period June 22, 1999 (inception) to December 31, 1999, have been examined to the extent indicated in their report by Merdinger, Fruchter, Rosen & Corso, P.C., independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages, in response to Part F/S of this Form 10-SB.

                                      INDEX


                                                                    PAGE

     INDEPENDENT AUDITORS' REPORT                                   F/S-1

     BALANCE SHEET                                                  F/S-2

     STATEMENT OF OPERATIONS                                        F/S-3

     STATEMENT OF STOCKHOLDER'S EQUITY                              F/S-4

     STATEMENT OF CASH FLOWS                                        F/S-5

     NOTES TO FINANCIAL STATEMENT                               F/S-6-7

                          INDEPENDENT AUDITORS' REPORT





TO THE BOARD OF DIRECTORS OF PERFECTION PLUS, INC.:

We have audited the accompanying balance sheet of Perfection Plus, Inc. (A Development Stage Company) as of December 31, 1999 and the related statements of operations, stockholder's equity and cash flows for the period from June 22, 1999 (inception) to December 31, 1999. These financials statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Perfection Plus, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the period from June 22, 1999 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also discussed in Note
1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                     MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
                                     Certified Public Accountants

Los Angeles, California
February 8, 2000


                                     F/S-1

                              PERFECTION PLUS, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET




                                                               December 31,
                                                                   1999
                                                             ---------------
     ASSETS
 TOTAL ASSETS                                                $             -
                                                             ===============



     LIABILITIES AND STOCKHOLDER'S EQUITY
 TOTAL LIABILITIES                                                          -
                                                             ----------------
                                                             ----------------

 STOCKHOLDER'S EQUITY:
   Common stock, No par value;
     25,000 shares authorized;
     1,150 shares issued and outstanding                               1,150
   Deficit accumulated during the development stage                   (1,150)
                                                             ---------------

         TOTAL STOCKHOLDER'S EQUITY                                        -
                                                             ---------------

 TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                  $             -
                                                             ===============










The accompanying notes are an integral part of the financial statement.

                                      F/S-2

                              PERFECTION PLUS, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS




                                                              For the period
                                                               from June 22,
                                                                    1999
                                                               (inception) to
                                                                December 31,
                                                                    1999
                                                              -----------------

  REVENUE                                                           $      -

  ADMINISTRATIVE EXPENSES                                              1,150
                                                              -----------------

  NET LOSS                                                          $ (1,150)
                                                              =================

  NET LOSS PER COMMON SHARE  - basic and diluted                    $  (1.00)
                                                              =================

  WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING - basic and diluted                        1,150
                                                              =================














The accompanying notes are an integral part of the financial statement.

                                      F/S-3

                              PERFECTION PLUS, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDER'S EQUITY





                                       Common Stock
                                   -------------------    Accumulated
                                    Shares     Amount      Deficit       Total
                                   -------     --------  ------------   --------

  Balance, June 22, 1999                 -      $    -   $        -     $      -

  Issuance of common stock for
    cash on June 22, 1999 at
    $1.00 per share                  1,150       1,150                     1,150

  Net loss                               -           -       (1,150)      (1,150)
                                    -------     ------    ---------     --------

  Balance, December 31, 1999         1,150      $1,150    $  (1,150)    $      -
                                    ======      ======    =========     ========















The accompanying notes are integral part of the financial statement.

                                      F/S-4

                              PERFECTION PLUS, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS




                                                               For the Period
                                                               from June 22,
                                                                    1999
                                                               (inception) to
                                                                December 31,
                                                                    1999
                                                              -----------------
   NET CASH FLOWS USED IN OPERATING ACTIVITIES:
        Net Loss                                               $       (1,150)
                                                              -----------------

   NET CASH FLOWS PROVIDED FROM
    FINANCING ACTIVITIES:

        Issuance of common stock for cash                               1,150
                                                              -----------------

   Net change in cash                                                       -

   Cash and cash equivalents - beginning of period                          -
                                                              -----------------


   Cash and cash equivalents - end of period                    $           -
                                                              =================


   SUPPLEMENTAL CASH FLOW INFORMATION:
         Cash paid during the year-
            Interest paid                                       $           -
                                                              =================

            Income taxes paid                                   $           -
                                                              =================








The accompanying notes are an integral part of the financial statement.

                                      F/S-5

                              PERFECTION PLUS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                                DECEMBER 31, 1999

NOTE 1 -  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

          Nature of Operations
          --------------------
          Perfection Plus, Inc. ("Company") is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. The Company was incorporated under the laws of the State of Nevada on June 22, 1999.

          Basis of Presentation
          ---------------------
          The accompanying financial statement has been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This factor raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amount, or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. It is management's objective to seek additional capital through a merger with an existing operating company.

          Use of Estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Cash and Cash Equivalents
          -------------------------
          The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

          Concentration of Credit Risk
          ----------------------------
          From time to time the Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceed FDIC insured levels at various times during the year.


                                      F/S-6

                              PERFECTION PLUS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                                DECEMBER 31, 1999

NOTE 1 -  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

          Income Taxes
          ------------
          Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

          Loss Per Share
          --------------
          The Company presents loss per share in accordance with SFAS No. 128, "Loss Per Share," which requires presentation of basic loss per share ("Basic LPS") and diluted loss per share ("Diluted LPS"). The computation of basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted LPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

          Comprehensive Income
          --------------------
          SFAS No. 131, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1999, the Company has no items that represent comprehensive income and, therefore, has not included a schedule of Comprehensive Income in the accompanying financial statement.

          Impact of Year 2000 Issue
          -------------------------
          As of December 31, 1999, the Company does not have any computer systems or customers and suppliers. Therefore, the issue of the year 2000 has no effect on the Company's current activities.

NOTE 2 -  RELATED PARTY TRANSACTIONS

          The Company neither owns nor leases any real or personal property. The sole officer and director of the Company provides office services without charge. Such costs are immaterial to the financial statement and, accordingly, have not been reflected therein. The officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities. If a business opportunity becomes available for the Company, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                                      F/S-7

                                    PART III

Item 1. Exhibit Index


                                                                    Sequential
  No.                                                                 Page No.
  ---                                                               ----------
  (3)     Articles of Incorporation and Bylaws

          3.1     Articles of Incorporation                             35

          3.2     Bylaws                                                40


  (12)    Lock-Up Agreement

          12.1    Alan Schram                                           53


  (27)    Financial Data Schedule

          27.1    Financial Data Schedule                               54



                                   SIGNATURES

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  February 10, 2000                PERFECTION PLUS, INC.


                                        By: /s/ Alan Schram
                                            -------------------
                                            Alan Schram
                                            President



                                       27